UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61871 / April 8, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13783

In the Matter of	:	
	:	
PLATINUM & GOLD, INC.,	:	
PNI TECHNOLOGIES, INC.,	:	
PRIDE BUSINESS DEVELOPMENT	:	ORDER MAKING FINDINGS
HOLDINGS, INC.,	:	AND REVOKING
PROBEX CORP.,	:	REGISTRATIONS BY DEFAULT
PROPERTY CAPITAL TRUST, INC.,	:	AS TO EIGHT RESPONDENTS
PROTECH, INC.,	:	
PROVELL, INC.,	:	
PSINET, INC.,	:	
PT. INTI INDORAYON UTAMA (N/K/A PT.	:	
TOBA PULP LESTARI TBK), and	:	
PT. RIAU ANDALAN PULP & PAPER	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on February 18, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that the Commission delivered or attempted to deliver the OIP to eight of the ten Respondents by February 22, 2010, in a manner that complies with Rule 141 of the Commission's Rules of Practice.[1] As to these eight Respondents, the time for filing Answers has expired, and no Answers have been received.

By Order dated March 12, 2010, I required these eight Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. The time for replying to the Order to Show Cause has expired, and no replies have been received. Accordingly, these eight Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

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[1] There is no evidence that the Commission has yet delivered the OIP to two foreign-based Respondents. The Division shall provide such evidence when it becomes available. At that time, the Division must also provide evidence that the method of service used as to these two Respondents is not prohibited by the law of the foreign country involved. See Rule 141(a)(2)(iv) of the Commission's Rules of Practice.

Platinum & Gold, Inc. (CIK No. 1081084) (Platinum & Gold), is a permanently revoked Nevada corporation located in Sunrise, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Platinum & Gold is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $101,817 for the prior nine months.

PNI Technologies, Inc. (CIK No. 893335) (PNI), is a revoked Georgia corporation located in Norcross, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PNI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of over $26 million for the prior six months. As of February 16, 2010, the company's stock (symbol PNLG) was traded on the over-the-counter markets.

Pride Business Development Holdings, Inc. (CIK No. 1137667) (Pride), is a defaulted Nevada corporation located in Metairie, Louisiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pride is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2006, which reported a net loss of over $17 million for the prior nine months. As of February 16, 2010, the company's stock (symbol PDVG) was quoted on the Pink Sheets operated by Pink OTC Markets Inc.

Probex Corp. (CIK No. 845880) (Probex) is a void Delaware corporation located in Addison, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Probex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2002, which reported a net loss of over $10.8 million for the prior three months. On May 13, 2003, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Texas, which was still pending as of March 23, 2009. As of February 16, 2010, the company's stock (symbol PRBX) was traded on the over-the-counter markets.

According to the OIP, Property Capital Trust, Inc. (CIK No. 80718) (Property Capital Trust), is a Massachusetts corporation located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).[2] Property Capital Trust is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1999.

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[2] In contrast to the OIP, the April 6, 2010, Declaration of David S. Frye identifies Property Capital Trust as an unincorporated Massachusetts business trust, which should not be confused with Property Capital Trust, Inc. (CIK No. 1073973), a Maryland corporation.

Protech, Inc. (CIK No. 802142) (Protech), is a permanently revoked Nevada corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Protech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1993, which reported a net loss of over $1.28 million for the prior nine months.

Provell, Inc. (CIK No. 883324) (Provell), is an inactive Minnesota corporation located in Minneapolis, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Provell is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2001, which reported a net loss of over $79 million for the prior twelve months.

PSINet, Inc. (CIK No. 940716) (PSINet), is a dissolved New York corporation located in Ashburn, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PSINet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2000, which reported a net loss of over $4.96 billion for the prior twelve months.

As discussed in more detail above, these eight Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these eight Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Platinum & Gold, Inc., PNI Technologies, Inc., Pride Business Development Holdings, Inc., Probex Corp., Property Capital Trust (CIK No. 80718), Protech, Inc., Provell, Inc., and PSINet, Inc., are revoked.

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James T. Kelly
Administrative Law Judge